UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 4)

Platinum Group Metals Ltd.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

72765Q601

(CUSIP Number)

COPY TO:

Joshua Beiser

Senior Investment Counsel

Liberty Mutual Insurance

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 21, 2019

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72765Q601

1.	NAME OF REPORTING PERSONS Liberty Metals & Mining Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,061,819
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 11,061,819
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,061,819
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on January 10, 2013 (the “Schedule 13D”), as it has been amended from time to time, with respect to the shares of common stock, no par value, of Platinum Group Metals Ltd. (the “Issuer” or “Platinum Group”).

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1. Security and Issuer

No Modification

Item 2. Identity and Background

Item 2 is amended with respect to Schedule A, updating the Executive Officers of LMMH.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended by adding the following paragraph immediately following the last paragraph of Item 3.

On August 21, 2019, Platinum Group issued to LMMH, 7,575,758 Common Shares at a price of US$1.32 per share, for an aggregate subscription price of US$10.0 million.

Item 4. Purpose of Transaction

No Modification.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

On December 13, 2018, Platinum Group effected a share consolidation under which the Common Shares were consolidated on the basis of each ten (10) common shares into one (1) common share (the “Consolidation”). Following the Consolidation, LMMH held 3,616,061 Common Shares (representing 12.42% of the then issued and outstanding Common Shares) and 2,000,000 Warrants (in combination with common shares representing on a partially diluted basis 18.04% of the then issued and outstanding Common Shares).

On August 14, 2019, LMMH disposed of 130,000 shares and 2,000,000 Warrants. Following the sale, LMMH held 3,486,061 Common Shares and -0- Warrants representing 9.97% of the 34,933,072 of then issued and outstanding Common Shares.

On August 15, 2019, Platinum Group announced a public offering of additional shares and entered into a subscription agreement with LMMH. Following the public offering and LMMH’s acquisition of 7,575,758 shares on August 21, 2019, LMMH currently holds 11,061,819 Common Shares. The Common Shares currently held represent 18.9% of the 58,575,787 of the current issued and outstanding Common Shares.

(b)    LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 11,061,819 Common Shares. LMMH has no shared power to either vote or dispose of the shares.

(c)     During the 60 days preceding the date of this report, the Reporting Person sold and purchased the following shares of the Issuer’s Common Shares and Warrants:

Reporting Person	Date Sold	Quantity	Price Per Share

LMMH	August 14, 2019	130,000	US$	1.25

LMMH	August 14, 2019	2,000,000	C$	0.01

(d)    With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 15, 2019, LMMH and Platinum Group entered into a Payout Agreement and a subscription agreement. Under the subscription agreement LMMH agreed to purchase 7,575,758 of Platinum Group Common Shares for a purchase price of $10.0 million. Platinum Group is required under the Payout Agreement to use the proceeds of the LMMH subscription, along with other consideration, to repay outstanding debt pursuant to a credit facility with LMMH.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: August 23, 2019	By:	/s/ Damon Barber
Damon Barber
Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, is a Delaware, member-managed, limited liability company. Liberty Mutual Insurance Company, its sole member, is a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals & Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Neeti Bhalla Johnson President Citizenship: U.S.A.	Paul Mitrokostas Senior Vice President Citizenship: U.S.A.	Christopher L. Peirce Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Mark C. Touhey Vice President and Secretary Citizenship: U.S.A.	James F. Kelleher Senior Vice President Citizenship: U.S.A.	Laurance H.S. Yahia Assistant Treasurer Citizenship: U.S.A.

Damon Barber Vice President Citizenship: U.S.A.	Caury Baily Vice President and Assistant Treasurer Citizenship: U.S.A.	Michael P. Russell Treasurer Citizenship: U.S.A.

George S. Ryan Vice President Citizenship: U.S.A.	Gwen B. Steele Assistant Treasurer Citizenship: U.S.A.

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Kevin H. Kelley Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.

Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland

Kevin H. Kelley Executive Vice President Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, Chief Executive Officer and President Citizenship: U.S.A.	Kevin H. Kelley Executive Vice President Citizenship: U.S.A.	Neeti Bhalla Johnson Executive Vice President and Chief Investment Officer Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President and Chief Financial Officer Citizenship: U.S.A	Dennis J. Langwell Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

James F. Kelleher Executive Vice President and Chief Legal Officer Citizenship: U.S.A.	James M. McGlennon Executive Vice President and Chief Information Officer Citizenship: U.S.A. & Ireland	Melanie M. Foley Executive Vice President and Chief Talent & Enterprise Services Officer Citizenship: U.S.A.

Anthony G. Martella, Jr. Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Laurance H.S. Yahia Senior Vice President and Treasurer Citizenship: U.S.A.	Alison B. Erbig Senior Vice President and Comptroller Citizenship: U.S.A.

Mark C. Touhey Senior Vice President and Secretary Citizenship: U.S.A.

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

David H. Long Chairman of the Board, Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nancy W. Quan Chief Technical Officer Coca-Cola North America c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

John P. Manning Chief Executive Officer, Chairman and President Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & Ireland	Thomas J. May Retired Chairman, Eversource Energy c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Myrtle Stephens Potter Chief Executive Officer Myrtle Potter & Company, LLC c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick Senior Advisor, Polsky Center for Entrepreneurship, University of Chicago c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Angel A. Ruiz President and Chief Executive Officer Ericsson Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A. & United Kingdom

Eric A. Spiegel Retired President and Chief Executive Officer Siemans Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Chairman Emeritus Blue Cross and Blue Shield of Massachusetts, Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Annette M. Verschuren, O.C. Chair and Chief Executive Officer NRStor Inc. c/o Liberty Mutual Holding Company Inc. Citizenship: Canada